

March 19, 2012

<u>Via Facsimile</u>
Louis Bertoli
Chief Executive Officer
Trim Holding Group
7075 Gratiot Road, Suite One
Saginaw, MI 48609

> **Re: Trim Holding Group**
> **Item 4.01 Form 8-K**
> **Filed March 14, 2012**
> **File No. 333-121787**

Dear Mr. Bertoli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed March 14, 2012</u>

(a) <u>Prior Independent Registered Public Accounting Firm</u>

1. We note the second paragraph of your disclosure. Please amend your Form 8-K to state, if true, that the former accountant's reports on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Please also revise to address the uncertainty related to the ability to continue as a going concern, which is disclosed in the former accountant's reports. Your current disclosure only refers to the former accountant's reports on your financial statements as of the fiscal year ended December 31, 2010. However, it appears that DNTW Chartered Accountants, LLP also expressed an opinion on the fiscal year ended December 31, 2009, according to the audit report included in the December 31, 2010 Form 10-K. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated

Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your Form 8-K/A.

(b) New Independent Registered Public Accounting Firm

2. We note that your Board of Directors engaged UHY LLP on March 12, 2012. Please reconcile this date with the February 29, 2012 in this section or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551- 3871 if you have questions regarding our comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining

cc: Via E-mail
        H. Grady Thrasher, IV, Esq.
        Joyce Thrasher Kaiser & Liss, LLC